BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

July 29, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”)

Filed on April 8, 2016

File No. 000-51469

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated July 15, 2016 from the staff of the Securities and Exchange Commission (the “Staff’) regarding the 2015 20-F. The “Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Segment Revenues, page 88

1.	In your July 13, 2015 correspondence you indicated that the company will quantify the fluctuation in average price per click in future Form 20-F filings, to the extent that there is significant change in the average price per click and it would be material information to investors. In your fourth quarter 2015 earnings call, management indicated that key monetization metrics, CPM and click-through rates continue a clear upward trend with mobile search monetization showing particular strengths. Please tell us the fluctuation in average price per click for each of the periods presented. Explain why you do not believe this information would be material to investors considering the direct impact such monetization metrics have on revenues. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company considers the number of online marketing customers and average revenue per customer as primary indicators to measure its business and revenue growth. These primary metrics are the fundamental drivers of the Company’s revenue and have been reported consistently in the past. Customers evaluate the effectiveness of different marketing platforms and allocate their marketing budgets accordingly. The Company believes its efforts to grow the customer base, improve customer experience and optimize their allocation/spending effectiveness on its platform are the drivers of its business. Historically, the number of online marketing customers and average revenue per customer have been proven to be effective to delineate the Company’s revenue trend over the years. For the periods presented, the trend of these two metrics aligned with the Company’s revenue growth and have been consistently effective to reflect how the Company manages its online marketing service.

Unlike other major search players, the Company has a vast sales force that proactively develops and services the customer base. As such, the Company believes customers and their adoption of the Company’s service are the primary metrics, and should therefore come before paid clicks and average price per click.

The Company provides the bidding platform on which the customers determine the click price, which figure may vary significantly due to multiple factors such as seasonality, holiday/events, industry sectors and competition among customers. As a result, the trend of a homogeneous average price per click does not correlate with or reflect the Company’s ability to monetize its traffics, and the management does not measure the performance of the Company’s business with the trend of such metric.

The Company is supplementally providing (under a separate cover letter) information responsive to the Staff’s request about the fluctuation in average price per click for each of the periods presented. The letter and the information itself constitute confidential information of the Company. As shown in the separate letter supplementally submitted to the Staff, the change of average price per click is not indicative of the trend of revenue and does not reflect the Company’s revenue growth, and disclosing such metric may not be relevant for investors to interpret or understand the Company’s business. The Company will be mindful of the guidance provided in Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350 and consider to disclose when and if such metric becomes indicative of its revenue growth.

Impairment of Goodwill, page 95

2.	We note you performed a quantitative assessment for your iQiyi reporting unit in fiscal 2015. We further note the increasing operating losses of the iQiyi segment. Please tell us if you believe this reporting unit was at risk of failing step one of the impairment test and your basis for this conclusion. Tell us, and in future filings disclose, the following related to any reporting units at risk of failing step one:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk, please disclose that fact. Refer to Item 5.A of Form 20-F, Section V of Release 33-8350, and FRR 501.14 for further guidance.

The Company respectfully advises the Staff that the iQiyi reporting unit was not at risk of failing step one of the goodwill impairment test. The management has performed the step one testing by comparing the carrying amount with the estimated fair value of such reporting unit. In order to obtain the fair value of the iQiyi segment, the management considered available market data of iQiyi’s competitors of similar scale and nature of business, together with iQiyi’s own data in relation to market and revenue growth. The management further made certain adjustments such as net cash/debt, discount of lack of liquidity (due to iQiyi is currently a private company), and other factors to arrive at the estimated equity value of iQiyi. Due to iQiyi’s robust revenue and user growth, the management was able to conclude that the estimated fair value of the reporting unit was significantly above its carrying value as of December 31, 2015, and further concluded that this reporting unit was not at risk of failing step one of the impairment test.

The Company will be mindful of the requirements in Section V of SEC Release No. 33-8350 and continue to assess whether the estimated fair value substantially exceeds the carrying value of its reporting units as of the date of its goodwill impairment analysis and disclose such information in its future 20-F filings.

3.	As a related matter, we note the increasing and significant operating losses for your Transaction Services reportable segment for the periods presented. Please describe for us the basis for your conclusion that as of December 31, 2015 it was not more-likely-than-not the fair value was less than the carrying amount for this reporting unit. Refer to ASC 350-20-35-3C through 35-3G.

The Company respectfully advises the Staff that it considered ASC 350-20-35-3C through 3G when performing the qualitative assessment on goodwill impairment in relation with our Transaction Services segment. The management concluded that it was not more-likely-than-not that the fair value of the Transaction Services reporting unit was less than its carrying amount. The Company referred to the requirements of ASC 350-20-35-C when reaching its conclusion:

•	China’s online-to-offline market was a significant contributor to the growth of the country’s e-commerce industry in 2015. Transaction volume, measured by Gross Merchandise Value (GMV), grew significantly last year as consumers became increasingly adapted to completing transactions online. The Company has positioned its strategy toward service-related e-commerce, which is believed to be a market in early stage, considering online penetration in this area remains at a relatively low level;

•	With its data, technology and user/customer base, the Company has become one of the leading players in the industry. By offering services through Baidu Nuomi, Baidu Takeout Delivery, Baidu Maps and other products, the Company provides users with convenience and choice, and enables merchants to fulfill real-time demand. Transactions that took place on these platforms have grew exponentially in 2015;

•	Although significant cash outflow and promotional spending have incurred due to the Company’s marketing campaigns, the management has maintained rigorous standards to monitor return-of-investment (ROI) results and has been improving on operational efficiency. Such spending has converted into user traction and the Company has witnessed rapid growth of transaction volume throughout the year. For instance, GMV generated from Baidu Nuomi grew nearly three times from the first quarter of 2015Q1 to the fourth quarter of 2015 and more than four-fold full year 2015 over 2014. As for Baidu Takeout Delivery, the transaction volume increased nearly eight times from the first quarter of 2015 to the fourth quarter of 2015. Excluding Qunar, overall GMV of the Company grew nearly four-fold year-on-year in the fourth quarter of 2015;

•	The Company also quantitatively analyzed the likelihood of the carrying value of Transaction Service reporting unit exceeding its fair value. The management obtained available market data of competitors of similar scale and nature of business. The data of these comparable companies enable the management to estimate a reasonable range of the valuation of the Company’s business. The management also took into consideration the issuance of preferred shares by Xiaodu Life Technology Ltd, a subsidiary of the Company primarily engaged in Baidu Takeout Delivery. This financing transaction took place in the fourth quarter of 2015 and the management obtained the fair value of Baidu Takeout Delivery, one of the major service the Company launched under Transaction Services. The management believes the likelihood of the carrying value of Transaction Services exceeding fair value would be minimal.

As discussed above, the management concluded that as of December 31, 2015, it was not more-likely-than-not the fair value was less than the carrying amount for the Transaction Services reporting unit. The management will continue to assess the validity of this conclusion in the future periods and perform step-one of impairment test when deemed necessary, as required by ASC 350-20-35.

D. Trend Information, page 102

4.	We note a statement by management on your fourth quarter fiscal 2015 earnings call that the P4P search monetization gap between PC and mobile is narrowing to less than 20% and that eventually the monetization capability for mobile may be higher than the PC. Please describe for us how you separately track monetization for mobile and what consideration was given to separately discussing any known trends. Please refer to Item 5.D of Form 20-F and Section III.B.3 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the number of customers and average spending per customer remain as the key metrics monitored by the management. Baidu platform is managed and operated holistically and mobile search is an integral part of its business. Mobile traffic experienced robust growth in the past two years and has become the major component of total traffic. Meanwhile, revenue contributed by mobile has been growing its weight, reflecting that the Company’s overall mobile monetization has been catching up. CPM, as one of the metrics for monetization, grew in general and reflects enhanced product service and improved customer adoption.

Customer adoption level is driven by a number of factors that differ between PC and mobile. Key factors include abundance of product offerings, availability of online tools for customers, width of spectrum of marketing channel, and quality of customer service. PC products and service are more mature in these aspects, while mobile is still evolving to enhance its ability to monetize, due to mobile’s nascent and evolving nature. The management generally refers to the improvement of mobile monetization to add color for investors, but does not specifically quantify the figures for PC and mobile since they are not directly comparable.

The shift to mobile took place relatively in recent years and its product and service are still rapidly transforming, compared with PC search, which has already evolved as a sophisticated service through almost 20 years. Mobile acts as portal that connects people with local service and information, and the management believes these service opportunities provide sufficient headroom for mobile growth going forward.

As compared with other domestic search players, the Company provides its services through a unique cross platform that integrates PC and mobile. The Company’s value lies in the integral nature of its services and customers view its business in a holistic approach. Therefore, the managements believes that the primary driver for the Company’s revenue should be consistently reported and separate report of other metrics may not be relevant, thus deviating investors from accurately interpreting or understanding the Company’s business.

The Company will be mindful of Item 5.D of Form 20-F and Section III.B.3 of SEC Release No. 33-8350 and continuously make assessment in relation to separate disclosure of any known trends.

Item 8.A. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 22. Subsequent Events. page F-65

5.	Please explain further the following as it relates to the non-binding proposal made by Messrs. Li and Gong to acquire the company’s outstanding shares in iQiyi:

•	Explain the strategic rationale for selling your interest in iQiyi;

•	Describe the proposed terms of the transaction and how the transaction would be affected;

•	Explain how the exchange would not involve the transfer of cash or debt and how the enterprise valuation of iQiyi was determined;

•	Tell us the expected timing being considered for the transaction and describe the business cooperation agreements that are expected to be entered into if the transaction is consummated; and

•	Explain how the valuation for this transaction compares to the estimated fair value of the iQiyi reporting unit as determined for your most recent goodwill impairment evaluation.

The Company respectfully advises the Staff that the Company did not actively seek to sell its interest in iQiyi, but rather the Board of the Company received a non-binding proposal (the “Proposal”) from a buyer consortium led by Mr. Robin Yanhong Li, chairman and chief executive officer of the Company, and Mr. Yu Gong, chief executive officer of iQiyi (the “Buyer Group”) in February 2016. As previously disclosed by the Company, in the Proposal, the Buyer Group proposed to acquire all of the outstanding shares of iQiyi beneficially owned by the Company based on an enterprise valuation of US$2.80 billion for 100% of iQiyi on a cash-free and debt-free basis.

As previously announced and disclosed by the Company, in response to the Proposal received from the Buyer Group, the Board of the Company has formed a special committee (the “Special Committee”), which consists solely of independent and disinterested directors, to consider the Proposal received from the Buyer Group. Since being formed in February 2016, the Special Committee has been evaluating the Proposal and negotiating with the Buyer Group with the assistance of its financial and legal advisors.

Recently on July 22, 2016, the Special Committee received a letter from the Buyer Group, stating that the Buyer Group would withdraw the Proposal, with immediate effect. The letter stated that as the Buyer Group and the Company had not been able to reach an agreement on transaction structure and purchase price after rounds of discussions and negotiations, the Buyer Group had determined not to proceed with the Proposal. The Company has promptly announced the receipt of withdrawal of the Proposal and furnished the press release to the Commission on Form 6-K on July 27, 2016.

The Company believes that the Staffs request for strategic rationale, specific terms, expected timing and valuation of the transaction in this comment #5 have become moot given the withdrawal of Proposal by the Buyer Group. Therefore, the Company respectfully advises the Staff that it would not be in a position to respond to the Staffs comment #5.

*            *             *

The Company hereby acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 10 5992-8888 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

KC Yau, Partner, Ernst & Young Hua Ming LLP